UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Pneumeric, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 19, 2021

Physical address of issuer
823 4th Street SW, Rochester, MN 55902

Website of issuer
www.pneumeric-medical.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary

008-68458

CRD number, if applicable, of intermediary

152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer will shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Evolve Bank & Trust

Type of security offered

Crowd Notes

Target number of Securities to be offered

25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,200,000.00

Deadline to reach the target offering amount
February 27, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end
Total Assets	$201,766.00
Cash & Cash Equivalents	$193,836.00
Accounts Receivable	$0.00
Short-term Debt	$179,886.00
Long-term Debt	$304,000.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Loss	$(470,120)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 23, 2022

FORM C

Up to $1,200,000.00

Pneumeric, Inc.





Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Pneumeric, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,200,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the

4

Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,200,000.00	$60,000.00	$1,140,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)   The issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.pneumeric-medical.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2)

filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 23, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY

OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE

DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future

developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.pneumeric-medical.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that

date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Pneumeric, Inc. (the "Company") is a Delaware Corporation, formed on July 19, 2021.

The Company is located at 823 4th Street SW, Rochester, MN 55902.

The Company's website is www.pneumeric-medical.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is a medical device company aimed at improving care in military and civilian trauma for those affected by pneumothorax. The Company intends to generate revenue via wholesale sales of its Capnospot© device through established military and civilian distribution channels to sellers of related medical kits and also directly to retail buyers.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount

Maximum amount of Crowd Notes	$1,200,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,200,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 27, 2023
Use of proceeds	See the description of the use of proceeds on pages 28-29 hereof.
Voting Rights	See the description of the voting rights on pages 47-48 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The proceeds raised in this offering may not be sufficient to enable the Company to develop its business.

The net proceeds of this offering may not be sufficient to fund our development and marketing efforts and other cash requirements. To raise additional capital, we may attempt to raise additional funds through debt financing or additional rounds of investment offerings. We may be unable to obtain additional financing on terms favorable or acceptable to us. The inability to raise capital when needed would have a material adverse effect on our business, operating results and financial condition, and could result in a decrease or elimination of the value of your investment.

The Company is in the development stage.

We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of

developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development, or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our Board's and management's ability to address the risks encountered by development stage companies and to implement the "Business and Commercial Development Strategy" outlined in the investor deck provided in conjunction with this Agreement. Additionally, the Board has a right to discretionary use of proceeds from this offering. We may not be successful in implementing the Business and Commercial Development Strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment. The Board may also exercise its discretion poorly in how the proceeds from this offering are used, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

We continue to revise the Business and Commercial Development Strategy, which may change as we continue our development, and which could negatively impact our development and start-up operations.

We are in the very early stages of our development. While we have prepared the Business and Commercial Development Strategy based on our anticipated operations (outlined in the investor deck provided to you in connection with this Agreement) due to the early stage of our development, the Business and Commercial Development Strategy is likely to change as we continue our development. As a result, our goals and objectives may evolve as we complete additional research and development regarding our Business and Commercial Development Strategy. This may result in our failure and the loss of your investment in the Company.

Dependence on key personnel.

Our future success depends to a significant extent upon the continued services of our founding shareholder(s) as well as on our ability to continue to attract, retain and motivate qualified personnel. We do not maintain any "key person" life insurance policy on any of our employees, officers, or directors. Moreover, we cannot assure you that such people will remain in our employ. The loss of the services of one or more of our key personnel, or our inability to continue to attract qualified personnel in the future, would negatively affect our business, operating results and financial condition. In particular, the Founder and CEO of the Company, Johnathon Aho, M.C., PhD has played and will play a critical role in helping the Company achieve various milestones to date. Dr. Aho is the Company's main creative force and has filled in many different key executive and management functions of the Company and is the key contact with all customers and business partners. The loss of his services in this capacity would be seriously and materially adverse to the Company's prospects of successful commercial exploitation and achieving revenue projections. His historical knowledge of the Company and unique services would be difficult to replace. His loss would negatively impact the Company's operations, future growth and profitability.

The majority of the voting securities of the Company are controlled by a single individual.

Prior to the offering of the Notes, Dr. Aho owns more than 71.7% of the outstanding Company shares. This places Dr. Aho in the position of both actual and effective control of the Company.

The speculative nature of our business could result in unpredictable results and a loss of your investment.

The medical device industry is extremely competitive and the commercial success of any product is often dependent on factors beyond our control, including but not limited to market acceptance, distributor performance, and retailers' prominently shelving and selling our products. We may experience substantial cost overruns in manufacturing and marketing our products and may not

have sufficient capital to meet our goals. We may also incur uninsured losses for liabilities which arise in the ordinary course of business in the manufacturing industry, or which are unforeseen, including but not limited to trademark infringement, copyright infringement, patent infringement, product liability, and employment liability.

The Company and its key personnel have limited experience directing the operations of a medical device company.

The Company has limited operating history and its key personnel have limited experience working in the medical device business.

Dependence on R&D and/or QC/QA facilities.

The Company has been formed to manufacture a device based on colorimetric capnography designed to assist healthcare providers in rapid and accurate confirmation of needle thoracostomy placement (the "Product"). The Product is pre-production, pre-commercial, and does not have approval or registration from the United States Food and Drug Administration (the "FDA"). Additional design work and fabrication processes will need to be developed on an 8-month timeline. There could be delays, shortages, and other roadblocks. Injection molding requires molds to be machined out of metal. The molds are expensive. The molds can break or become deformed or otherwise unsuitable for production. The paper can be sourced from a limited number of commercial suppliers. The Company may have to fabricate the necessary inputs internally on its own manufacturing line. Setting up such a manufacturing line requires potentially expensive materials and inputs and such costs may exceed the financial resources of the Company.

Our revenues are highly dependent on limited raw material suppliers and contract manufacturing.

A key raw material consists of various medical grade plastics, which is purchased from various sources. While the Company may evaluate additional suppliers, there is no guarantee that it will not be cost prohibitive. If the Company were unable to buy such material from its current supplier or quickly find another source on comparable terms, the Company's revenues would be affected adversely.

Any trade dispute between the United States and China and/or other Eastern Asian countries, or any other factors affecting the Company's suppliers for on time delivery inputs, which is not in control of the Company, may affect our ability for on time delivery of the Product to customers.

There are no guarantees that the Company's suppliers will continue to supply needed raw materials for various unknown reasons. The Company's inability to buy critical raw material for any reason, would adversely affect production of Company products and its revenues.

Until the Company acquires capital equipment to set up its own manufacturing and/or establishes new relationship with a recognized contract manufacturing organization (CMO) in the USA, the Company is at risk of being unable to control the manufacture of its products. Currently the Company's contract manufacturer is in Florida, which has created the risks associated with long-distance supply chain and the possibility for disruption. Moreover, as the facility is susceptible to damage and possible disruption from natural or man-made disasters. Setting up another CMO will take time.

Any disruption in raw material supply or manufacturing of finished products could have an adverse

effect on our ability to supply products on time to our customers and could disrupt our operation, revenues, future growth, and profitability and value of the business

We have not been able to verify the accuracy of our Business and Commercial Development Strategy.

We have not been able to independently verify the due diligence we have performed, regarding the Company's business, including the physical layout, marketing, advertising, sales, and user demand as described in the Business and Commercial Development Strategy. Therefore, the assumptions and plans included in the Business and Commercial Development Strategy may be incorrect which may result in the failure of the Company. This could result in a decrease or elimination of the value of your investment in the Company.

Intellectual property litigation could be initiated against the Company.

There is always a risk that another party will initiate a lawsuit or other action against the Company for violating that party's intellectual property rights, which may result in unforeseen expenses, potentially resulting in an entire loss of your investment.

We may require more capital than we currently anticipate and if we are unable to secure such additional capital, the Company may fail and you may lose your entire investment.

We have prepared the Business and Commercial Development Strategy based on our anticipated capital needs and the revenue we anticipate generating once we start operations in a new location. We anticipate that, based on our financial projections, these sources of liquidity will be sufficient for the Company to sustain its projected operations. However, we may not be able to generate as much revenue as is currently anticipated and our development costs may increase such that we

may require more capital than we currently anticipate. If this were to occur, we may be forced to secure additional sources of capital. If we cannot secure the additional capital we may require, the Company may fail, which could result in a decrease or elimination of the value of your investment in the Company.

We may be unable to execute our Business and Commercial Development Strategy.

While we are currently in the process of implementing our Business and Commercial Development Strategy, we have generated limited revenue to date. We face many challenges in marketing and distributing our product, including: (a) building product awareness and demand through effective marketing, (b) sustaining demand through quality product, and (c) entering into relationships with distributors and retail facilities to build our brand and effectively distribute our product. We cannot assure you that the market will accept our product and may prefer existing products or products yet to reach the market produced by our competitors. If we are unable to successfully market and distribute our product, the Company may fail, which could result in a decrease or elimination of the value of your investment in the Company.

If we execute our Business and Commercial Development Strategy or exceed our projections, we may be unable to manage or sustain growth.

The Company has not demonstrated any commercial success or proof of concept. However, if demand for our products grows rapidly, we will require additional resources. The availability of qualified personnel, ingredients, equipment, and other resources may affect our growth. In addition, rapid growth could result in new and increased responsibilities for our personnel and could strain our management, operating systems and other resources. Our failure to effectively manage expansion, if any, could have a material adverse effect on our business, operating results and financial condition.

The Company's infrastructure is subject to risk of failure.

The Company's equipment and infrastructure will be purchased from third parties. Equipment and infrastructure failure, whether or not within our control, could result in product interruptions for customers. Any failure or downtime could affect a significant number of customers. The Company's ability to attract and retain customers depends on our ability to provide customers with highly reliable product, and even minor interruptions in our service could harm the Company's reputation and adversely impact future financial condition or operating results, which could result in a decrease or loss of your entire investment.

Our customers and suppliers could take actions that harm our reputation and reduce our profits.

Customers and suppliers are separate entities and are not our employees. Further, we do not exercise control over the day-to-day operations of our customers and suppliers. Any operational shortcomings of our customers and suppliers are likely to be attributed to our system-wide operations and could adversely affect our reputation and have a direct negative impact on our profits.

Our ability to execute our Business and Commercial Development Strategy also depends on other factors.

Among other things, (1) there is no guarantee that we will enter into definitive agreements with distributors and on acceptable terms; (2) there is no guarantee we will find qualified personnel to work for the Company; (3) we may not properly manage marketing and development costs to fit within our expected projections; (4) there is no guarantee we will be able to obtain adequate supplies of ingredients that meet our quality standards; and (5) there is no guarantee that we will secure required government approvals.

14

The impact of COVID-19 is expected to adversely affect our business and our financial results.
The COVID-19 pandemic continues to spread across the United States and throughout the world. As a result, consumer fear about becoming ill with the virus and recommendations and/or mandates from federal, state and local authorities to avoid large gatherings of people or self-quarantine have increased, which will adversely affect customer traffic. The significant reduction in customer visits to, and spending at, our business caused by COVID-19 will likely result in a loss of sales and profits and other material adverse effects. Also, if we do not respond appropriately to the pandemic, or if customers do not perceive our response to be adequate, we could suffer damage to our reputation and our brand, which could adversely affect our business in the future. The extent of the impact of COVID-19 on our business and financial results will also depend on future developments, including the duration and spread of the pandemic, the production and distribution of effective vaccines and the related impact on consumer confidence and spending, all of which are highly uncertain.

We are subject to extensive and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.
Our medical devices and technologies, as well as our business activities, are subject to a complex set of regulations and rigorous enforcement, including by the FDA, U.S. Department of Justice, Health and Human Services-Office of the Inspector General, and numerous other federal, state, and non-U.S. governmental authorities. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our products. As a part of the regulatory process of obtaining marketing clearance for new products and new indications for existing products, we conduct and participate in numerous clinical trials with a variety of study designs, patient populations, and trial

endpoints. Unfavorable clinical data from existing or future clinical trials may adversely impact our ability to obtain product approvals, our position in, and share of, the markets in which we participate, and our business, results of operations, financial condition, and cash flows. We cannot guarantee that we will be able to obtain or maintain marketing clearance for our new products or enhancements or modifications to existing products, and the failure to maintain approvals or obtain approval or clearance could have a material adverse effect on our business, results of operations, financial condition and cash flows. Even if we are able to obtain approval or clearance, it may:

- take a significant amount of time,
- require the expenditure of substantial resources,
- involve stringent clinical and pre-clinical testing, as well as increased post-market surveillance,
- involve modifications, repairs or replacements of our products, and/or
- limit the proposed uses of our products.

Both before and after a product is commercially released, we have ongoing responsibilities under the FDA and other applicable non-U.S. government agency regulations. For instance, any facilities we may operate and procedures and those of our suppliers are also subject to periodic inspections by the FDA to determine compliance with applicable regulations. The results of these inspections can include inspectional observations on the FDA's Form-483, warning letters, or other forms of enforcement. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical products are ineffective or pose an unreasonable health risk, the FDA could ban such medical products, detain or seize adulterated or misbranded medical

products, order a recall, repair, replacement, or refund of such products, refuse to grant pending pre-market approval applications or require certificates of non-U.S governments for exports, and/or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA and other non-U.S. government agencies may also assess civil or criminal penalties against us, our officers or employees and impose operating restrictions on a company-wide basis. The FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products and limit our ability to obtain future pre-market clearances or approvals, and could result in a substantial modification to our business practices and operations. Furthermore, we occasionally receive subpoenas or other requests for information from state and federal governmental agencies, and while these investigations typically relate primarily to financial arrangements with healthcare providers, regulatory compliance and product promotional practices, we cannot predict the timing, outcome or impact of any such investigations. Any adverse outcome in one or more of these investigations could include the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, including exclusion from government reimbursement programs and/or entry into Corporate Integrity Agreements (CIAs) with governmental agencies. In addition, resolution of any of these matters could involve the imposition of additional, costly compliance obligations. These potential consequences, as well as any adverse outcome from government investigations, could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

In addition, the FDA has taken the position that device manufacturers are prohibited from promoting their products other than for the uses and indications set forth in the approved product labeling, and any failure to comply could subject us to significant civil or criminal exposure, administrative obligations and costs, and/or other potential penalties from, and/or agreements with,

the federal government.

Governmental regulations outside the U.S. have, and may continue to, become increasingly stringent and common. In the European Union, for example, a new medical device regulation, which became effective in May 2021, includes significant additional premarket and post-market requirements. Penalties for regulatory non-compliance could be severe, including fines and revocation or suspension of a company's business license, mandatory price reductions and criminal sanctions. Future laws and regulations may have a material adverse effect on us.

Any failure on our part to comply with laws and regulations relating to reimbursement of healthcare goods and services may subject us to penalties and adversely impact our reputation, business, results of operations, financial condition and cash flows.

The prices we are able to charge will, in many instances, be limited by what insurance companies, Medicare and other third-party payers are willing to reimburse hospitals and physicians, potentially limiting future revenue and profits.

Our devices, products and therapies may be purchased principally by hospitals or physicians that typically bill various third-party payers, such as governmental healthcare programs (e.g., Medicare, Medicaid and comparable state or non-U.S. programs), private insurance plans and managed care plans, for the healthcare services provided to their patients. Except for prehospital or emergency trauma care scenarios, the ability of our customers to obtain appropriate reimbursement for products and services from third-party payers may be an important consideration because it will likely affect which products customers purchase and the prices they are willing to pay. As a result, our devices, products, and therapies are subject to regulation

regarding quality and cost by U.S. Health and Human Services, including the Centers for Medicare & Medicaid Services (CMS), as well as comparable state and non-U.S. agencies responsible for reimbursement and regulation of health are goods and services, including laws and regulations related to kickbacks, false claims, self-referrals, and healthcare fraud. Many states have similar laws that apply to reimbursement by state Medicaid and other funded programs as well as in some cases to all payers. In certain circumstances, insurance companies attempt to bring a private cause of action against a manufacturer for causing false claims. In addition, as a manufacturer of FDA-approved devices reimbursable by federal healthcare programs, we are subject to the Physician Payments Sunshine Act, which requires us to annually report certain payments and other transfers of value we make to U.S.-licensed physicians or U.S. teaching hospitals. Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties.

We are also subject to risks relating to changes in government and private medical reimbursement programs and policies, and changes in legal regulatory requirements in the U.S. and around the world. Implementation of further legislative or administrative reforms to these reimbursement systems, or adverse decisions relating to coverage of or reimbursement for our products by administrators of these systems, could have an impact on the acceptance of and demand for our products and the prices that our customers are willing to pay for them.

We are substantially dependent on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to our rights or the rights of others may result in our payment of significant monetary damages and/or royalty payments, negatively impacting our ability to sell current or future products.

We are substantially dependent on patent and other proprietary rights and rely on a combination of patents, trademarks, tradenames, copyrights, trade secrets, and agreements (such as employee,

non-disclosure and non-competition agreements) to protect our business and proprietary intellectual property. In particular, the Company is dependent upon a patent license from the Mayo Clinic, which is critical to the development, manufacture, and distribution of our products. We also operate in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent our manufacture and sale of affected products or require us to pay significant royalties in order to continue to manufacture or sell affected products. While it is not possible to predict the outcome of patent litigation, it is possible that the results of such litigation could require us to pay significant monetary damages and/or royalty payments, negatively impact our ability to sell current or future products, or that enforcement actions to protect our patent and proprietary rights against others could be unsuccessful, any of which could have a material adverse impact on our business, results of operations, financial condition, and cash flows.

While we intend to defend against any threats to our intellectual property, our patents, trademarks, tradenames, copyrights, trade secrets or agreements (such as employee, non-disclosure and non-competition agreements) may not adequately protect our intellectual property. Further, while we do not currently have any, pending patent applications may not result in patents being issued to us, patents issued to or licensed by us may be challenged or circumvented by competitors and such patents may be found invalid, unenforceable or too limited in scope to protect our technology or provide us with any competitive advantage. Third parties could obtain patents that may require us to negotiate licenses to conduct our business, and such licenses may not be available on reasonable terms or at all. We also rely on non-disclosure and non-competition agreements with certain employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. We cannot be certain that these agreements will not be breached, that we will have adequate

17

remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or proprietary knowledge.

In addition, the laws of certain countries in which we may market or manufacture some of our products may not protect our intellectual property rights to the same extent as the laws of the U.S., which could make it easier for competitors to capture market position. Competitors also may harm our sales by designing products that substantially mirror the capabilities of our products or technology without infringing our intellectual property rights. If we are unable to protect our intellectual property in such countries, it could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Quality problems and product liability claims could lead to recalls or safety alerts, reputational harm, adverse verdicts or costly settlements, and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture, and marketing of medical devices. In addition, our products may be used in intensive care settings with seriously ill patients. Component failures, manufacturing nonconformances, design defects, off-label use, or inadequate disclosure of product-related risks or product-related information with respect to our products, if they were to occur, could result in an unsafe condition or injury to, or death of, a patient. These problems could lead to recall of, or issuance of a safety alert relating to, our products, and could result in product liability claims and lawsuits, including class actions, which could ultimately result, in certain cases, in the removal from the body of such products and claims regarding costs associated therewith. A material adverse event involving one of our products could result in reduced market acceptance and demand for our products and could harm our reputation and ability to market products in the future. Further, we may be exposed to

additional potential product liability risks related to products designed, manufactured and/or marketed in response to the COVID-19 pandemic, and unpredictable or accelerated changes in demand for certain of our products in connection with COVID-19 and its related impacts could impact development and production of products and services and could increase the risk of regulatory enforcement actions, product defects or related claims, as well as adversely impact our customer relationships and reputation.

Strong product quality is critical to the success of our goods and services. If we fall short of these standards and/or our products are the subject of recalls or safety alerts, our reputation could be damaged, we could lose customers and our revenue and results of operations could decline. In certain situations, we may undertake a voluntary recall of products or temporarily shut down production lines based on performance relative to our own internal safety and quality monitoring and testing data.

Any of the foregoing problems, including future product liability claims or recalls, regardless of their ultimate outcome, could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and cash flows.

Healthcare policy changes may have a material adverse effect on us.
In response to perceived increases in healthcare costs in recent years, there have been and continue to be proposals by several governments, regulators and third-party payers globally, including the U.S. federal and state governments, to control these costs and, more generally, to reform healthcare systems. Certain of these proposals could, among other things, limit the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit

the acceptance and availability of our products. The adoption of some or all of these proposals could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We will rely on the proper function, security and availability of our information technology systems and data, as well as those of third parties throughout our global supply chain, to operate our business, and a breach, cyber-attack or other disruption to these systems or data could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation or competitive position.

We will be dependent on sophisticated information technology systems to operate our business. That technology includes systems that could be used to process, transmit, and store sensitive data. Additionally, our products and services may include integrated software and information technology that collects data regarding patients or connects to other internal systems. Like all organizations, we expect to routinely experience attempted interference with the integrity of, and interruptions in, our technology systems via events such as cyber-attacks, malicious intrusions, or other breakdowns. The consequences could mean data breaches, interference with the integrity of our products and data, or other significant disruptions. Furthermore, we rely on third-party vendors to supply and/or support certain aspects of our information technology systems and resulting products. As has been seen with recent "Supply Chain Attacks," these third-party systems could also become vulnerable to cyber-attack, malicious intrusions, breakdowns, interference, or other significant disruptions, and may contain defects in design or manufacture or other problems that could result in system disruption or compromise the information security of our own systems.

The variety of U.S. and international privacy and cybersecurity laws and regulations that may impact our operations are extensive. Furthermore, there has been a developing trend of civil

lawsuits and class actions relating to breaches of consumer data or incidents arising from other cyber-attacks. Any data security breaches, cyber-attacks, malicious intrusions, or significant disruptions could result in actions by regulatory bodies and/or civil litigation, any of which could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation, or competitive position.

In addition, information technology systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems. There can be no assurance that extensive efforts (including, but not limited to, consolidating, protecting, upgrading and expanding systems and capabilities, continuing to build security into the design of products, and developing new systems to keep pace with continuing changes in information processing technology) will be successful or that additional systems issues will not arise in the future. Further, the COVID-19 pandemic and related government actions may continue to mandate that employees work remotely, which could expose us to greater risks related to cybersecurity and our information technologies systems.

If our information technology systems, products, or services or sensitive data are compromised, there are many consequences that could result. Consequences include, but are not limited to patients or employees could be exposed to financial or medical identity theft or suffer a loss of product functionality, losing customers or have difficulty attracting new customers, experiencing difficulty preventing, detecting, and controlling fraud, be exposed to the loss or misuse of confidential information, have disputes with customers, physicians, and other healthcare professionals, suffer regulatory sanctions or penalties under federal laws, state laws, or the laws of other jurisdictions, experience increases in operating expenses or an impairment in our ability to

conduct our operations, incur expenses or lose revenues as a result of a data privacy breach, product failure, information technology outages or disruptions, or suffer other adverse consequences including lawsuits or other legal action and damage to our reputation.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities

registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The terms of this Offering have been arbitrarily determined.

If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.

A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our

ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 71.7% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a

proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors

and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new

Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Pneumeric, Inc. is a medical device company aimed at improving care in military and civilian trauma for those affected by pneumothorax, or a collapsed lung. Their mission is to "save soldiers and civilian lives from traumatic injuries that kill." The company has developed the Capnospot©, a device for needle thoracostomy that changes color upon successful completion, providing a visual confirmation. The team believes the Capnospot© has the potential to become the new standard of care for collapsed lungs.

Business Plan

A third of preventable trauma deaths result from tension pneumothorax, or a collapsed lung. These happen as a result of a traumatic injury to the lung, like a gunshot wound, broken rib, certain medical procedures, or damage from underlying heart disease.[1,2] In these cases, air becomes trapped outside the lung, which can become fatal if not treated immediately. The current standard of care to prevent these deaths is to use a needle to therapeutically decompress the excess air and listen for an audible "gush". This manual process can be prone to human error, as the emergency

---

[1] J. J. McPherson, D. S. Feigin, R. F. Bellamy, Prevalence of Tension Pneumothorax in Fatally Wounded Combat Casualties, J. Trauma Inj. Infect. Crit. Care 60, 573–578 (2006).

[2] J. B. Holcomb, N. R. McMullin, L. Pearse, J. Caruso, C. E. Wade, L. Oetjen-Gerdes, H. R. Champion, M. Lawnick, W. Farr, S. Rodriguez, F. K. Butler, Causes of Death in U.S. Special Operations Forces in the Global War on Terrorism, Ann. Surg. 245, 986–991 (2007).

23

maneuver is usually performed in stressful and noisy environments. Successful completion of the decompression is critical to the care of a collapsed lung. [3]

Pneumeric's Capnospot[©] is a simple medical device designed to assure the user that therapeutic decompression has been successful, helping to remove the concern of human misjudgment. Instead of listening for the standard "gush of air" to confirm successful decompression, the Capnospot[©] uses a visual color change. Pneumothorax air contains CO_2, which alters the Ph on colorimetric paper, changing the color. A piece of this reactive paper is contained in the device and changes from blue to yellow to confirm procedure success.

Pneumeric, Inc. plans to use established distribution partnerships and channels for both military and civilian sales. Pneumeric, Inc. plans to distribute the Capnospot[©] through three channels:

1. Direct Retail/Wholesale Civilian to Hospital & Emergency Medical Services (EMS)
2. Indirect Wholesale Military/Civilian
3. Strategic Partnerships with Distributors and Governments

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Capnospot[©]	Capnospot[©] is a device that allows for rapid, efficient, visual detection of needle placement using Colorimetric	EMS, Fire / Rescue Departments, Military branches, hospital trauma units, chest kit assembly

	placement using Colorimetric Capnography.	units, chest kit assembly companies

We have no new products in development at this time.

The Company is not currently engaged in distribution of the Capnospot©. As of March 2022, the Capnospot© is a Class I type device with an abbreviated 510k requirement based on an official FDA 513g response from the FDA. Pneumeric, Inc. is in the process of filing a 510(k) with the Food and Drug Administration, and once cleared, the Company will be able to market and sell the device in the U.S.

Competition

It is our belief that the ideal device for a needle decompression would allow providers with widely varying medical knowledge and skills (soldiers, medics, paramedics, trauma surgeons, intensivists, emergency medicine providers, and pulmonologists) to perform needle thoracostomy so they may easily and directly receive real-time confirmation that successful or unsuccessful decompression has occurred.

Importantly, the device or adjunct should be simple enough that minimally medically trained field providers (e.g., combat soldiers) may be easily educated regarding its use. Our research indicates

---

[3] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7870512/

visual confirmation could decrease rates of mortality in nearly one-third of preventable battlefield combat casualties and likely have similar applicability in civilian trauma systems. Furthermore, the device would indicate tension decompression success before vital sign changes are clinically detectable.

Previous academic work has assessed the effect on safe needle placement of such variables as chest wall thickness at various locations, as well as differences in efficacy of increasing needle lengths. However, no definitive device has been developed as an adjunct for decompression that is simple, reproducible, portable, and generalizable to the broad treatment of trauma patients. It is our belief that the addition of visual color change confirmation by capnography for intrathoracic needle placement drastically alters the paradigm for operator ease and potential reduction of placement failure. The technology has been well validated for endotracheal tube intubation and has been proven effective as a reliable adjunct for definitive airway control; it is currently the standard of care for confirmation of endotracheal intubation.

Please note that there have been several various adaptations of spring loaded or modifications to angiocatheters that do not currently present a competitive threat, but potential licensing opportunities owing to the complementary ability to detect CO_2 with colorimetric capnography to guide needle placement are present. These include, but are not limited to:

- H&H Needle Decompression Tension Pneumothorax Kit (TPAK) Features:
  H&H Needle Decompression Tension Pneumothorax Access Kit (TPAK) is a 14 gauge by 3.25-inch needle and catheter for use in the management of combat casualties who present the signs and symptoms of a tension pneumothorax. This is a basic angiocatheter with improved packaging for austere environments.
- Pneumodart- https://www.liveactionsafety.com/h-h-tytek-pneumodart/

This is a mechanical diagnostic device, but it does not actually sense decompression. The "blue indicator" indicates only that the spring has fired, and it uses forward pressure to have the spring give when it reaches the pleural space. Any change in the forward pressure during insertion or alternations in the chest wall (such as trauma) can lead to misdetection.

- Thoraqik- http://www.thoraquik.com/
  A mechanically stabilized angiocatheter with a one-way valve and improved distal fenestrations for decompression. This device does not detect the presence of CO2 and essentially is an improved angiocatheter without definitive decompression indication.
- Chinook Medical Gear, Inc.-
  Chinook Medical Gear is an online shop that provides custom medical solutions for the harshest environments. Among its many products, the Company offers a SPEAR-Simplified Pneumothorax Emergency Air Release 10g at $45.99 per unit. The convenient device allows either lateral decompression or traditional anterior needle thoracostomy.[4]

There are several additional methods which may be used by more robustly trained medical providers. These include end tidal (expired from the airway) CO_2 after a patient has been resuscitated (once decompression has been successful and heart function has returned), or Ultrasound methods to detect presence of a pneumothorax, or a water seal-based device based on bubbling to detect decompression. All of these methodologies require an advanced provider and

---

[4] https://www.chinookmed.com/02228/spear-simplified-pneumothorax-emergency-air-release-10g?source=froogle&gclid=CjwKCAjw9qiTBhBbEiwAp-GE0ZsxqIqGmIqBcwtvw2Yez9oiMbekmS8bw-7ooWsqi4HzcKGf06Fo9xoCDk4QAvD_BwE

require either cumbersome technology or additional equipment which requires extended time to either set up or deploy. Waveform based capnography such as infrared spectroscopy or another comparable method to detect in a continuous fashion the CO_2 leak require significant equipment and is not easily interpreted. Intellectual property for this potential approach is included in the current technology and may have utility for a second-generation device.

Customer Base

Pneumeric, Inc. is a medical device company aimed at improving care in military and civilian trauma for those affected by pneumothorax, or a collapsed lung. Their mission is to "save soldiers and civilian lives from traumatic injuries that kill." The company has developed the Capnospot$^©$, a device for needle thoracostomy that changes color upon successful completion, providing a visual confirmation.

Pneumeric, Inc. plans to use established distribution partnerships and channels for both military and civilian sales. Pneumeric, Inc. plans to distribute the Capnospot$^©$ through three channels:

1. Direct Retail/Wholesale Civilian to Hospital & Emergency Medical Services (EMS)
2. Indirect Wholesale Military/Civilian
3. Strategic Partnerships with Distributors and Governments

Intellectual Property

Licenses

		Description of Rights	Termination Date

Licensor	Licensee	Description of Rights Granted	Termination Date
Mayo Foundation for Medical Education and Research	Pneumeric, Inc.	Royalty-bearing license for U.S. patents 10,842,920, 10,335,524 and PCT/US 2015064776.	Termination upon the later of (a) the expiration date of the last to expire of the Patent Rights; or (b) the 15th anniversary of the first commercial sale of a Licensed Product

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date Status
Capnospot©	FDA	Registration / Clearance	October 12, 2021	FDA indicated that the Capnospot© is a Class 1 device. The Company is

				in the process of filing a 510k form to submit with its request for clearance/ registration

We are subject to extensive and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations. Our medical devices and technologies, as well as our business activities, are subject to a complex set of regulations and rigorous enforcement, including by the FDA, U.S. Department of Justice, Health and Human Services-Office of the Inspector General, and numerous other federal, state, and non-U.S. governmental authorities. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our products. As a part of the regulatory process of obtaining marketing clearance for new products and new indications for existing products, we conduct and participate in numerous clinical trials with a variety of study designs, patient populations, and trial endpoints. Unfavorable clinical data from existing or future clinical trials may adversely impact our ability to obtain product approvals, our position in, and share of, the markets in which we participate, and our business, results of operations, financial condition, and cash flows. We cannot guarantee that we will be able to obtain or maintain marketing clearance for our new products or enhancements or modifications to existing products, and the failure to maintain approvals or obtain approval or clearance could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Even if we are able to obtain approval or clearance, it may: take a significant amount of time, require the expenditure of substantial resources, involve stringent clinical and pre-clinical testing, as well as increased post-market surveillance, involve modifications, repairs or replacements of our products, and limit the proposed uses of our products. Both before and after a product is commercially released, we have ongoing responsibilities under the FDA and other applicable non-U.S. government agency regulations. For instance, any facilities we may operate and procedures and those of our suppliers are also subject to periodic inspections by the FDA to determine compliance with applicable regulations. The results of these inspections can include inspectional observations on the FDA's Form-483, warning letters, or other forms of enforcement. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical products are ineffective or pose an unreasonable health risk, the FDA could ban such medical products, detain or seize adulterated or misbranded medical products, order a recall, repair, replacement, or refund of such products, refuse to grant pending pre-market approval applications or require certificates of non-U.S governments for exports, and/or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products and limit our ability to obtain future pre-market clearances or approvals, and could result in a substantial modification to our business practices and operations. In addition, the FDA has taken the position that device manufacturers are prohibited from promoting their products other than for the uses and indications set forth in the approved product labeling, and any failure to comply could subject us to significant civil or criminal exposure, administrative obligations and costs, and/or other potential penalties from, and/or agreements with, the federal government.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 823 4th Street SW, Rochester, MN 55902

The Company does not have additional addresses.

The Company conducts business in Minnesota and intends to conduct business in all states within the United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and

Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$1,250	5%	$60,000
Production Set-Up	95%	$23,750	16.67%	$200,000
Salaries	N/A	N/A	25.00%	$300,000
Marketing & Sales	N/A	N/A	12.50%	$150,000
Regulatory / Advisory	N/A	N/A	16.67%	$200,000
Legal	N/A	N/A	10.42%	$125,000
Working Capital	N/A	N/A	13.75%	$165,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,200,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which

system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company the discretion to alter the use of proceeds as set forth above based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors & Officers

The directors or managers and officers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Company Positions	Past Experience & Employment Responsibilities	Education & Qualifications
Todd Wiltshire	CFO & Chief Investment Officer

Responsible for managing the | Senior Vice President of Corporate Development at BioSig Technologies, Inc. 2020 – 2021 | M.B.A. in finance from Fordham Gabelli School of Business. |

	financial actions and investment opportunities	Responsible for overseeing technical integration of CRM and financial reporting system. Managed due diligence and negotiated with sell-side firm. Implemented targeted marketing strategy.	1990 - 1993 AB, Government & Law from Lafayette College. 1982 - 1986
		Vice President of Capital markets at Fidelity Investments. 2006 – 2020	
		Supported vision-driven strategic planning by reporting directly to Head of Securities Finance. Ensured representation of Fidelity on domestic/global industry groups by delivering strategic and analytical though leadership.	
Sasha Gentling	Executive Vice President of Business Development	Director of Investor Relations, BioSig Technologies, Inc. 2019-2022	M.B.A. from Columbia Business

		Responsible for leading the Investor Relations team	School
	Responsible for setting company sales targets and marketing goals.	Investment Officer, Mayo Clinic. 2017-2022	Bachelor's degree from Middlebury College
		Oversaw external manager relationships and conducted comprehensive due diligence on new investments in public and private markets.	
Johnathon Aho, M.C., PhD	CEO & Chief Medical Officer Responsible for the overall success of the business and for making top-level managerial decisions. As CMO, he acts as the liaison between	Assistant Professor Biomedical Engineering & Physiology, Mayo Clinic. 2019 – Present Research current standards of care, collaborates with industry partners, develops medical devices, and executes clinical trials	General Surgery Resident, Mayo Graduate School of Medical Education. 2012 - 2019

	the administration and medical staff.		
Jonathan Sackner – Bernstein	Chief Regulatory Officer Responsible for product development with full compliance for the Capnospot©.	Principal, ExVivos, LLC. 2011 - Present Roles included strategic and operational oversight. Focused on regulatory, operational, clinical, scientific and the integration thereof. Principal, Madison Ventures Plus. 2020 - Present Lead diligence on late development / early commercial stage medical device and drug companies. Chief Medical Officer, Zidan Medical - 2019-2020 Developed device to ablate inoperable early-stage lung cancer via bronchoscope. Led	Board Certification, Cardiovascular Disease Fellowship Program.Icahn School of Medicine at Mount Sinai 1991 - 1993 MD from Thomas Jefferson University. 1983 - 1987 BSE, Electrical Engineering from the University of Pennsylvania.

| | | clinical development strategy and operations including launch of first-inhuman clinical trial. Developed and implemented regulatory strategy. Managed relationships with scientific and clinical advisors and integration of their input.

Chief Medical Officer, ROX Medical.
2018-2019

Led strategic planning for the US and European based pivotal trial of hypertension implant. Established clinical operations for pivotal trial. Supported CEO in fund-raising. | 1979 – 1983 |

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees, who are located in Minnesota, New York, and Pennsylvania.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Johnathon Aho	Consulting Agreement	July 19, 2021	N/A
Todd Wiltshire	Consulting Agreement	July 19, 2021	N/A

Jonathan Sackner-Bernstein	Consulting Agreement	July 19, 2021	N/A
Sasha Gentling	Consulting Agreement	July 19, 2021	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000
Amount outstanding	9,000
Voting Rights	One vote per share
Anti-Dilution Rights	Under its Licensing Agreement, Mayo Clinic has a 15% equity share of the Company with the following anti-dilution terms. "Upon each equity financing occurring from and after July 9, 2021 until such time as the Company has raised an aggregate of $5 million via equity financings (including all amounts raised to date), the Company will issue Mayo Clinic such number of additional whole shares of the Company common stock as necessary to cause Mayo Clinic's holdings of the Company's common stock to

	represent no less than 15% of the post-money equity as of the completion of the equity financings. For the avoidance of doubt, if a particular equity financing round meets and exceeds the $5 million aggregate financing threshold, the 15% will be calculated only on the portion of the equity financings up to the $5 million amount, and not the excess.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has reserved 1,000 shares of its common stock for its employee stock option pool. No options have been issued.

The Company has the following debt outstanding:

Type of security	Convertible Promissory Note
Amount outstanding	$300,000 Principal Amount
Interest rate	6% per annum
Maturity date	October 29, 2026
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when this convertible note converts into equity securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Other material terms	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $2,000,000, then the outstanding principal amount of this note and any unpaid accrued interest shall automatically convert into equity securities sold in the equity financing at a conversion price equal to the lesser of (i) the price paid per share of equity securities in the equity financing multiplied by 0.80, or (ii) the price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the equity financing.

Type of security	Convertible Promissory Note
Amount outstanding	$10,000 Principal Amount
Interest rate	6% per annum
Maturity date	December 30, 2026
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when this convertible note converts into equity securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $2,000,000, then the outstanding principal amount of this note and

Other material items	any unpaid accrued interest shall automatically convert into equity securities sold in the equity financing at a conversion price equal to the lesser of (i) the price paid per share of equity securities in the equity financing multiplied by 0.80, or (ii) the price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the equity financing.

Type of security	Convertible Promissory Note
Amount outstanding	$50,000 Principal Amount
Interest rate	6% per annum
Maturity date	March 16, 2027
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when this convertible note converts into equity securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $2,000,000, then the outstanding principal amount of this note and

Other material terms	any unpaid accrued interest shall automatically convert into equity securities sold in the equity financing at a conversion price equal to the lesser of (i) the price paid per share of equity securities in the equity financing multiplied by 0.80, or (ii) the price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the equity financing.

Type of security	Convertible Promissory Note
Amount outstanding	$73,500 Principal Amount
Interest rate	6% per annum
Maturity date	May 1, 2027
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when this convertible note converts into equity securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $2,000,000, then the outstanding principal amount of this note and

Other material terms	any unpaid accrued interest shall automatically convert into equity securities sold in the equity financing at a conversion price equal to the lesser of (i) the price paid per share of equity securities in the equity financing multiplied by 0.80, or (ii) the price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the equity financing.

Type of security	Convertible Promissory Note
Amount outstanding	$300,000 Principal Amount
Interest rate	6/23/22 US prime rate (4.75%) + 2.75% *US prime rate to be adjusted annually on note anniversary.*
Maturity date	June 23, 2027
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when this convertible note converts into equity securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $2,000,000, then the outstanding principal amount of this note and

Other material terms	outstanding principal amount of this note and any unpaid accrued interest shall automatically convert into equity securities sold in the equity financing at a conversion price equal to the lesser of (i) the price paid per share of equity securities in the equity financing multiplied by 0.80, or (ii) the price equal to the quotient resulting from dividing $9,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the equity financing.

Type of security	Convertible Note
Amount outstanding	$25,000 Principal Amount
Interest rate	8/26/22 US prime rate (5.50%) + 2.75% *US prime rate to be adjusted annually on note anniversary.*
Maturity date	August 26, 2027
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when this convertible note converts into equity securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $2,000,000, then the outstanding principal amount of this note and

Other material items	outstanding principal amount of this note and any unpaid accrued interest shall automatically convert into equity securities sold in the equity financing at a conversion price equal to the lesser of (i) the price paid per share of equity securities in the equity financing multiplied by 0.80, or (ii) the price equal to the quotient resulting from dividing $9,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the equity financing.

Type of security	Convertible Promissory Note
Interest rate	8/25/22 US prime rate (5.50%) + 2.75% *US prime rate to be adjusted annually on note anniversary.*
Maturity date	August 25, 2027
Amount outstanding	$25,000 Principal Amount
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when this convertible note converts into equity securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $2,000,000, then the outstanding principal amount of this note and

Other material items	outstanding principal amount of this note and any unpaid accrued interest shall automatically convert into equity securities sold in the equity financing at a conversion price equal to the lesser of (i) the price paid per share of equity securities in the equity financing multiplied by 0.80, or (ii) the price equal to the quotient resulting from dividing $9,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the equity financing.

Type of security	Promissory Note
Interest rate	2.00% + the Federal Funds Rate (0.50% on execution date)
Maturity date	March 16, 2023, or at the closing of investments according to the following schedule.

Investment Closing Amount	Repayment Amount
$250.000	$50,000 + accrued interest
$500,000	$50,000 + accrued interest
$750,000	$50,000 + accrued interest

Amount outstanding	$150,000 Principal Amount
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Regulation CF	
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other material terms	N/A

In addition to the convertible notes and promissory note previously described, the Company has no material debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	4	$433,500.00	Operating capital	October 2021 to June 2022	Rule 506(b)
Convertible Promissory Notes	3	$350,000	Operating Capital	June 2022 to August 2022	Rule 506(b)
Promissory Note	1	$150,000	Operating capital	March 16, 2022	4(a)(2)

Ownership

A majority of the Company is owned by a few people and one entity. Those people are Johnathon Aho, Jonathan Sackner-Bernstein, Todd Wiltshire and Sasha Gentling. The entity is the Mayo Clinic.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Johnathon Aho	71.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is in the early stages of developing a commercially viable product. The Company has retained a license for the patented product that is being developed and has engaged a manufacturing company to design, prototype, and develop the product.

Liquidity and Capital Resources

The Company has the following sources of capital in addition to the proceeds from the Offering: $783,500 from sales of convertible notes and $150,000 via a promissory note.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The Company has a licensing agreement with a shareholder that would require the Company to issue stock to the shareholder to retain its 15% ownership of outstanding shares. The Company has issued convertible notes, which if converted to equity securities would require the Company to issue additional shares to the note holders. The Company has a verbal agreement with Johnathon. Aho and Todd Wiltshire to begin compensation when certain funding thresholds are met. The Company has evaluated whether it is able to reasonably estimate the compensation that would be paid out upon the completion of the threshold and whether it is probable the continency will be met. Please see the "Related Person Transactions" and the "Verbal Agreement/ Compensation Schedule" section of this Form C for additional details.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,200,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 27, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled

and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,200,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent

and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note instrument in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap

$9 million

Discount

20%

Dividends

The Securities do not entitle the Investors to any dividends.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor,

you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

Except as previously described, the Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Additional Transfer Restrictions

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Purchaser may not transfer the Securities or any Securities into which they are convertible to

any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE

TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

The Company has the following transactions with related persons:

Related Person/Entity	Dexter Field LLC
Relationship to the Company	Affiliate of Director and Officer (CEO)
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	Accrued interest
Benefits or compensation received by Company	The Company received $150,000 in loan proceeds for operating capital uses.
Description of the transaction	Loan to the Company from an entity controlled by Johnathon Aho

Related Person/Entity	Todd Wiltshire
Relationship to the Company	CFO & Chief Investment Officer
Total amount of money involved	$25,000
Benefits or compensation received by related person	Accrued interest, equity security conversion provision
Benefits or compensation received by Company	The Company received $25,000 in loan proceeds for operating capital uses.
Description of the transaction	Convertible Note Investment

Related Person/Entity	Johnathon Aho
Relationship to the Company	CEO & Chief Medical Officer
Total amount of money involved	$25,000
Benefits or compensation received by related person	Accrued interest, equity security conversion provision
Benefits or compensation received by Company	The Company received $25,000 in loan proceeds for operating capital uses.
Description of the transaction	Convertible Note Investment

Description of the transaction	Convertible Note Investment

Verbal agreement / Compensation Schedule

Annual salaries have been determined for Johnathon. Aho and Todd Wiltshire. It has been agreed that pro-rata salary payments will commence upon reaching certain funding milestones, shown below.

Employee	Annual Salary	@ $800K raised	@ $1.5M raised
Johnathon Aho	$125,000	$82,500/$6,875 mo.	$125,000 /$10,416 mo.
Todd Wiltshire	$100,000	$66,000/$5,500	$100,000/$8,333 mo.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Johnathon Aho, M.D., PhD
(Signature)

Johnathon Aho, M.D., PhD
(Name)

CEO & Chief Medical Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Johnathon Aho, M.D., PhD

(Signature)

Johnathon Aho, M.D., PhD
(Name)

CEO & Chief Medical Officer
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck

EXHIBIT A

Financial Statements

Financial Statements
December 31, 2021

Pneumeric, Inc.

Independent Auditor's Report

To the Board of Directors
Pneumeric, Inc.
Rochester, Minnesota

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Pneumeric, Inc. (the Company), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, stockholders' equity, and cash flows for the period July 19, 2021 (Inception) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period July 19, 2021 to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a start-up organization that is in the process of developing a commercially viable product, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions, and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatements, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Eide Bailly LLP

Minneapolis, Minnesota
May 12, 2022

Pneumeric, Inc.
Balance Sheet
December 31, 2021

	Amount
Assets	
Cash	$ 193,836
Prepaid expenses and other assets	7,930
	$ 201,766
Liabilities and Stockholders' Equity	
Current Liabilities	
Accrued expenses	$ 16,886
Notes payable and balances due to related parties	50,500
Contingent liability	112,500
Total current liabilities	179,886
Convertible debt, less current maturities and unamortized debt issuance costs of $6,000 in 2021	304,000
Total liabilities	483,886

Commitments and Contingencies		
Stockholders' Equity		
Common stock, $.0001 par value; 10,000 shares authorized, 9,000 shares issued and outstanding		1
Additional paid-in capital		187,999
Accumulated deficit		(470,120)
Total liabilities and stockholders' equity	$	201,766

See Notes to Financial Statements

Pneumeric, Inc.
Statement of Operations
July 19, 2021 (Inception) to December 31, 2021

	Amount
Revenue	$ -
Operating Expenses	
Selling, general, and administrative expenses	337,741
Research and development	128,993
	466,734
Loss from Operations	(466,734)
Other Expense	
Interest expense	3,386
Loss Before Income Taxes	(470,120)
Provision for Income Taxes	-
Net Loss	$ (470,120)

Pneumeric, Inc.
Statement of Stockholders' Equity
July 19, 2021 (Inception) to December 31, 2021

| | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, July 19, 2021	-	$ -	$ -	$ -	$ -
Stock compensation	9,000	1	187,999	-	188,000
Net loss	-	-	-	(470,120)	(470,120)
Balance, December 31, 2021	9,000	$ 1	$ 187,999	$ (470,120)	$ (282,120)

Pneumeric, Inc.
Statement of Cash Flows
July 19, 2021 (Inception) to December 31, 2021

	Amount
Operating Activities	
Net loss	$ (470,120)
Charges and credits to net loss not affecting cash	
Contingent liability	112,500
Stock compensation	188,000
Debt issuance costs reported in interest	200
Changes in assets and liabilities	
Prepaid expenses and other assets	(7,930)
Accrued expenses	16,886
Net Cash used for Operating Activities	(160,464)
Financing Activities	
Proceeds from related party notes	50,500
Payment for debt issuance costs	(6,200)
Proceeds from convertible notes	310,000
Net Cash from Financing Activities	354,300
Net Change in Cash	193,836

Cash, July 19, 2021   -

Cash, End of Year $ 193,836

Note 1 -   Principal Activity and Significant Accounting Policies

Principal Business Activity

Pneumeric, Inc. (the Company) is a healthcare technology company developing a visual detection device for needle thoracostomy under a patent license agreement with the Mayo Foundation for Medical Education and Research.

The Company was founded on July 19, 2021. The accompanying financial statements include all activity from inception through the Company's fiscal year end, December 31, 2021.s

Cash and Concentrations of Credit Risk

The Company's cash balance is maintained in a bank depository, the balances of which may be periodically in excess of federally insured limits.

Research and Development

Research and development costs are charged to expense when incurred. The Company incurred expenses totaling $128,993 for the year ended December 31, 2021.

Advertising Costs

The Company expenses advertising production costs as they are incurred. Advertising communication costs paid in advance are charged to expense the first time the advertising takes place. Advertising expenses were $2,832 for the year ended December 31, 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the basis of prepaid expenses for financial and income tax reporting, and net operating loss and tax credits. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company evaluates its tax positions that have been taken, or are expected to be taken, on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Stock-Based Compensation

In July 2021, the Company granted 9,000 shares of common stock to employees and non-employees of the Company. There was no cash consideration given in exchange for the shares. The fair value of the shares was determined to be $20.89 based on management's estimate of the cost to recreate the Company as of the date of the grant. Management determined that there was no requisite service period associated with these grants, and accordingly, all shares are fully vested and expensed totaling $188,000 in the year ended December 31, 2021.

Debt Issuance Costs

Debt issuance costs are amortized ratably over the period the related obligation is outstanding, which approximates the effective interest method. Debt issuance costs are included within convertible debt on the balance sheet.

Note 2 -   Uncertainty

The Company is in the early stages of developing a commercially viable product and has not generated revenues. The Company has retained a license for the patented product that is being developed, engaged a manufacturing company to design, prototype, and develop the product, and engaged professionals to assist with

raising capital. The ability for the Company to continue as a going concern for a period of at least one year after the date the financial statements was available to be issued is entirely dependent upon the Company's ability to raise a significant amount of capital, obtain approval from the Food and Drug Administration (FDA) to sell the device, and complete the design, testing, and production for the device. Accordingly, there is substantial doubt of the Company's ability to continue as a going concern.

Note 3 -   Convertible Notes

Convertible notes consist of the following as of December 31, 2021:

	Amount
6.0% Convertible note payable, due in balloon payment including interest, on October 29, 2026, unsecured.	$ 300,000
6.0% Convertible note payable, due in balloon payment including interest, on December 30, 2026, unsecured.	10,000
	310,000
Unamortized debt issuance costs	(6,000)
	$ 304,000

These notes above will convert to common stock if the Company raises $2,000,000 or more of common stock from other investors (Qualified Financing). The principal amount of the note and any unpaid accrued interest shall automatically convert in whole at a conversion price equal to the lesser of (i) 80% of the price paid per share for common stock by the new investors, and (ii) the price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing.

Note 4 -   Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2021:

	Amount
Deferred tax assets (liabilities)	
Net operating loss	$ 55,240
Prepaids	(2,442)
Net deferred tax assets before valuation allowance	52,798
Less valuation allowance	(52,798)

Net deferred tax assets	$	-

At December 31, 2021, the deferred tax asset for federal net operating loss, totaling $164,525, is available to offset future taxable income. The deferred tax asset of state net operating loss, totaling $164,525, is available to offset future income for state income until they begin to expire in 2037. The research and development tax credits begin to expire in 2037.

The income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rates to pretax income for the year ended December 31, 2021, due to the benefits of lower rates, nondeductible expenses, and other adjustments to taxable income, and a valuation allowance for the net operating loss.

The Company had the following change in the valuation allowance for the year ended December 31, 2021:

	Amount
Valuation allowance at inception	$ -
Adjustment for 2021	(52,798)
Valuation allowance at December 31, 2021	$ (52,798)

Note 5 -   Related Party Transactions

Notes Payable and Balances Due to Related Parties

The Company has notes payable to two stockholders and reimbursable expenses owed to one stockholder, which consisted of the following as of December 31, 2021:

	Amount
0.17% Note payable, due in balloon payment including interest, on September 11, 2022, unsecured, personal guaranty of stockholders.	$ 25,000
0.17% Note payable, due in balloon payment including interest, on September 10, 2022, unsecured, personal guaranty of stockholders.	25,000
Reimbursable expenses due to stockholder	500
Notes payable and balances due to related parties	$ 50,500

Licensing Agreement

The Company has a licensing agreement with a stockholder whereby the Company will pay a royalty between

The Company has a licensing agreement with a stockholder whereby the Company will pay a royalty between 3.5% and 4.5% of the net sales of the licensed product to the stockholder. In addition, the Company is required to issue common stock to the stockholder in order for this investor to remain a 15% shareholder in the Company. This anti-dilutive provision includes the Company's sale of common stock, preferred stock, warrants, stock options, convertible notes, or other equity or debt instruments convertible into the Company's common stock.

Management Fees

The Company has an agreement with a stockholder to pay for services performed for the Company. The stockholder bills the Company on an hourly rate as the services are performed.

Note 6 - Commitments and Contingencies

Licensing Agreement

As disclosed in Note 5, the Company has a licensing agreement with a stockholder that would require the Company to issue stock to the stockholder to retain 15% ownership of outstanding shares. As of December 31, 2021, the Company has issued convertible notes, which if converted to common stock would require the Company to issue additional shares to the stockholder.

Product Development

The Company has entered into an agreement with a manufacturer to design and develop its product for order fulfillment. As of December 31, 2021, the manufacturer was completing its proof-of-concept phase through which the Company had incurred $118,000 in expense. Upon completion of this phase, the manufacturer will move to the validation phase where it will test the product's compliance with the FDA's regulations. The manufacturer has assumed that the device will be considered a Class I FDA device and it will cost approximately $282,000 to complete the proof-of-concept and validation phases.

Compensation

The Company has a verbal agreement with the stockholders to begin compensation when certain funding thresholds are met. The Company has evaluated whether it is able to reasonably estimate the compensation that would be paid out upon the completion of the threshold, and whether it is probable the continency will be met. The Company could be required to pay as much as $225,000 under these agreements. As of December 31, 2021, management has accrued a liability of $112,500 related to this contingency as a probable amount that will need to be paid out under these agreements.

Stock Option Plan

The Company has approved and adopted the 2021 Stock Incentive Plan, which permits the grant of stock

options to its employees, directors, and consultants for up to 1,000 shares of common stock. The Company believes that such awards will help attract and retain persons of skill and ability to perform services for the Company. Option awards will be granted with an exercise price equal to, or greater than, the fair market value of the Company's stock at the date of grant; vesting period for the options will be determined as of the grant date and have maximum ten-year contractual terms. Options may provide for accelerated vesting if there is a death or disability of the participant, and change in control of the Company, as defined in the plan. As of December 31, 2021, there were no options granted by the Company.

Note 7 -   Subsequent Events

On March 16, 2022, the Company issued a convertible for $50,000 to one of its investors. The note has interest only payments due until maturity of September 16, 2022, and carries and interest rate of 6%. The note will convert to common stock if the Company raises $2,000,000 or more of common stock from other investors (Qualified Financing). The principal amount of the note and any unpaid accrued interest shall automatically convert in whole at a conversion price equal to the lesser of (i) 80% of the price paid per share for common stock by the new investors, and (ii) the price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing.

On March 16, 2022, the Company received a loan of $150,000 from one of its investors. The note carries and variable interest rate of 2% plus the Applicable Federal Rate for short-term debt established for the Internal Revenue Service. Upon closing $250,000 of capital investment the Company will be obligated to repay $50,000 of principal and any unpaid interest. Upon closing $500,000 of capital investment the Company will be obligated to repay a total of $100,000 of principal and any unpaid interest. Upon closing $750,000 of capital investment the Company will be obligated to repay the entire note balance and any unpaid interest. Any unpaid principal is due upon maturity of March 16, 2023.

The Company has evaluated subsequent events through May 12, 2022, the date which the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



Company: Pneumeric, Inc.

Market: Emergency Medical Services (EMS) Products

Product: Capnospot©

Company Highlights

- In July 2021, Pneumeric, Inc., signed an exclusive patent license with Mayo Clinic for the Capnospot© medical device
- Device used in both preclinical animal studies and in human studies at Mayo Clinic
- In September 2021, Pneumeric, Inc. established a manufacturing partnership with Naglreiter, a medical device development organization
- Raised $783,500 to date from investors including angel groups and medical professionals, such as trauma

and thoracic surgeons

WHY IT'S INTERESTING

A third of preventable trauma deaths result from tension pneumothorax, or a collapsed lung. These happen as a result of a traumatic injury to the lung, like a gunshot wound, broken rib, certain medical procedures, or damage from underlying heart disease.[i] [ii] In these cases, air becomes trapped outside the lung, which can become fatal if not treated immediately. The current standard of care to prevent these deaths is to use a needle to therapeutically decompress the excess air and listen for an audible "gush". This manual process can be prone to human error, as the emergency maneuver is usually performed in stressful and noisy environments. Successful completion of the decompression is critical to the care of a collapsed lung.[iii]

Pneumeric's Capnospot® is a simple medical device designed to assure the user that therapeutic decompression has been successful, helping to remove the concern of human misjudgment. Instead of listening for the standard "gush of air" to confirm successful decompression, the Capnospot® uses a visual color change. Pneumothorax air contains CO_2, which alters the Ph on colorimetric paper, changing the color. A piece of this reactive paper is contained in the device and changes from blue to yellow to confirm procedure success.

The Capnospot® is designed to be intuitive to the end user, inexpensive to manufacture, and the technology is protected through a licensed-patent agreement with Mayo Clinic, a renowned 158-year-old medical institution. Capnospot® is a Class I type device with an abbreviated 510k requirement and once cleared, the company will be able to market and sell the device in the U.S. Pneumeric has raised $784,000 to date from angel groups and medical professionals.



MicroVentures

EXECUTIVE SNAPSHOT

Pneumeric, Inc. is a medical device company aimed at improving care in military and civilian trauma for those affected by pneumothorax, or a collapsed lung. Their mission is to "save soldiers and civilian lives from traumatic injuries that kill." The company has developed the Capnospot©, a device for needle thoracostomy that changes color upon successful completion, providing a visual confirmation. The team believes the Capnospot© has the potential to become the new standard of care for collapsed lungs. In the same month of incorporation, the company entered a licensing agreement with Mayo Clinic to use its patented technology of the Capnospot©. Only a few months later, the company established a contract manufacturer partnership and initiated its design and manufacturing phases. In March 2022, the Capnospot© was classified as a Class I device by the FDA and requires an abbreviated 510(k). The company is currently preparing to file this 501(k) to receive the Food and Drug Administration's (FDA's) clearance prior to marketing the device in the United States.

COMPANY SUMMARY

Opportunity

Tension pneumothorax occurs as a result of traumatic lung injury, like a gunshot sound or broken rib. Air becomes stuck outside the lung,[iv] which increases in pressure and represses blood circulation. This condition is a common cause of death in trauma and must be decompressed successfully and expeditiously to save the patient's life. The current standard of care relies on a manual needle thoracostomy for decompression; however, it leads to subjective assessments as operators must listen for a "gush of air" and/or feel for a "pop" or "sudden decrease in

subjective assessments as operators must listen for a "gush of air" and/or feel for a "pop" or "sudden decrease in resistance". With many of these emergency operations taking place in noisy, tense, and stressful environments, this current standard of care can become ineffective with human error.[v]

Pneumeric, Inc. has developed a novel visual detection device for these procedures. The Capnospot© is engineered to provide visual detection of a successful decompression using reactive paper that changes color when it comes in contact with the trapped air. With this device, operator uncertainty during tension pneumothorax operations can be reduced, as the Capnospot© gives operators a visual "yes" or "no" result to confirm success.

Product

The Capnospot© is a visual detection device for needle thoracostomy designed to replace the current standard of care. The Capnospot© is a lightweight and portable device that provides near real-time confirmation of successful treatment with a color change, representing a binary "yes" or "no" and helps remove operator subjectivity during collapsed lung treatment. The Capnospot© uses a colorimetric indicator (Ph paper) to detect CO_2 present in the expired air of a collapsed lung. When the colorimetric indicator detects the presence of CO_2, it changes from blue to yellow, indicating whether or not the collapsed lung has successfully been decompressed.







Left: Placement of Capnospot© before encountering pressurized pneumothorax gas with elevated CO_2.
Right: Color change after detection of waste gas passing detector with elevated CO_2.

Capnospot© affixed to needle **A.** Before decompression and. **B.** after successful needle

The Capnospot© was designed and developed at the Mayo Clinic, where it exhibited compelling pre-clinical and clinical data supported through government funding. Pneumeric currently has an exclusive licensing agreement with Mayo Clinic to use two U.S. issued utility patents and one PCT for the Capnospot© device covering all aspects of the system for the qualitative and quantitative measurement of CO_2 and pressure of gas coming out of the chest. Additionally, during subsequent commercial development with Naglreiter, an additional provisional patent was filed.

Use of Proceeds and Product Roadmap

Pneumeric, Inc. plans to use the funds for additional working capital required for sales and marketing, administration and operations, manufacturing, and distribution to bring the device to market. If the company raises the minimum amount of $25,000, the funds will go towards "Production Set-Up," minus the intermediary fee. If the company raises the full amount of $1.2 million, it will allocate the capital in the following ways.





MICROVENTURES

Business Model

Pneumeric, Inc. plans to use established distribution partnerships and channels for both military and civilian sales. Pneumeric, Inc. plans to distribute the Capnospot© through three channels:

1. Direct Retail/Wholesale Civilian to Hospital & Emergency Medical Services (EMS)
2. Indirect Wholesale Military/Civilian
3. Strategic Partnerships with Distributors and Governments

USER TRACTION

In September 2021, Pneumeric, Inc. established a manufacturing partnership with Naglreiter, a medical device development organization. The manufacturing process has two main phases: design and verification/validation. The design phase has been completed and the verification and validation phase is nearing completion. The activities in each phase will be performed in compliance with ISO standards and FDA standards and regulations.

NAGLREITER
MEDICAL DEVICE DEVELOPMENT ORGANIZATION

As of March 2022, the Capnospot® is a Class I type device with an abbreviated 510k requirement based on an official FDA 513g response from the FDA. Pneumeric, Inc. is in the process of filing a 510(k) with the Food and Drug Administration, and once cleared, the Company will be able to market and sell the device in the U.S.

HISTORICAL FINANCIALS

The Company is in the early stages of developing a commercially viable product and has not generated revenues. The Company has obtained an exclusive license for the patented product that is being developed and engaged with a manufacturing company to design, prototype, and develop the product for large scale production.





MICROVENTURES



2022 Operating Expenses
9%
18%
6%
2%
17%
37%
3%
5%
3%
Total Advertising & marketing
Total Employee benefits
Total General business expenses
Total Insurance
Total Interest paid
Total Legal & accounting services
Total Meals
Total Office expenses
Total Travel

From October 2021 through July 2022, the company averaged a monthly cash burn of $73,143, and had $220,728 cash on hand as of August 2022.

INDUSTRY AND MARKET ANALYSIS

In 2020, the global emergency medical services (EMS) products market size was estimated at $21.5 billion and is expected to grow to $34.3 billion by 2027, representing a CAGR of 6.9%. Catalysts driving growth to the market include the increasing demand for emergency care, the rising frequency of trauma, and the growing spending on health care worldwide.[vi] According to data from the Centers for Medicare and Medicaid Services (CMS), health spending in the U.S. is expected to grow at a CAGR of 5.4% through 2028, accumulating to $6.2 trillion and 19.7% of GDP.[vii] Additionally, data from the National Fire Protection Association (NFPA) reveals that EMS calls have continued to increase almost every year, further driving demand to the market.[viii]

Based on end-users, the U.S. EMS products market is segmented into: fire department services, government or third-party services, private transport services, hospital-owned services, public utility models, and volunteer services. Fire department services typically make up the largest portion of the market as their usually the first responders to a call.[ix] In 2020, there were approximately 1.1 million firefighters in the U.S. alone, and experts predict that number will continue to increase over the next 8 years, driving growth to the total addressable market (TAM) of Pneumeric.[x] Other end-users of Pneumeric's Capnospot® include Active-Duty Combat Military, Ground and Air Ambulance Vehicle, Hospital Emergency Rooms, and Commercial Aircraft. All the end-user categories are expected to increase over the next several years as populations and healthcare infrastructure investments continue to grow.



MicroVentures

Highlights from venture capital financings into the healthcare devices and supplies industry include:[xi]

- Total investments of $129.85 billion across 28,879 deals from 2011 to 2021
- Capital invested peaked in 2021, with more than $27 billion invested
- Deal count peaked in 2019
- Median pre-money valuation was $13.94 million in 2021, a high during the observed period



Capital Invested & Deal Count in Healthcare Devices and Supplies Companies, 2011 - 2021

Source: PitchBook Data, Inc.

The Capnospot© device could potentially be one of the first portable devices to specifically assess whether therapeutic decompression has been successful for pneumothorax with a visual confirmation. To our knowledge, there is no known device that has been developed as an adjunct for decompression that is simple, reproducible, portable, and generalizable to the broad treatment of trauma patients in the prehospital setting. In this case, the following companies have various adaptations of spring loaded or modified angiocatheters and could serve as potential licensing opportunities owing to the Capnospot's© complementary ability to detect CO_2.



MED CORP

H&H Medical: H&H Medical is the manufacturer and wholesaler of critical trauma care products intended to meet immediate and urgent needs. Among its many products, the Company offers a Tension Pneumothorax Access Kit (TPAK) at $17.76 per unit. The device is a 14 gauge by 3.25-inch needle and catheter for use in the management of combat casualties who present with the signs and symptoms of a tension pneumothorax.[xii] H&H Medical was acquired by Safeguard Medical in April 2021 for an undisclosed amount.[xiii]



Chinook Medical Gear, Inc.™

Chinook Medical Gear, Inc.: Chinook Medical Gear is an online retailer that provides custom medical solutions for the harshest environments. Among its many products, the Company offers a SPEAR-Simplified Pneumothorax Emergency Air Release 10g at



$45.99 per unit. The convenient device allows either lateral decompression or traditional anterior needle thoracostomy.[xiv]



North American Rescue: North American Rescue is the developer and distributor of tactical emergency medical equipment. The company offers ways to decrease preventable deaths by providing survivability and casualty-care medical equipment to military, law enforcement, and EMS first responder markets. Among its many products, the Company offers a North American Rescue ARS for Needle Decompression at $9.60 per unit.[xv]



Integrated MedCraft: Integrated MedCraft is a network of patriotic solution providers that are driven to introduce quality medical devices and therapies to market.[xvi] The Company offers a 2nd Rib Needle Chest Decompression, 14g x 3.25g at $8.45-unit.[xvii]

EXECUTIVE TEAM



John Aho MD, PhD – CEO & Chief Medical Officer: Prior to founding Pneumeric, John Aho spent 12 years working for Mayo Clinic in various roles including General Surgery Resident, Chief Resident General Surgery, and Assistant Professor of Biomedical Engineering. Aho is



Chief Resident General Surgery, and Assistant Professor of Biomedical Engineering. Aho is also a licensed board-certified general surgeon. Before his time at the Mayo Clinic, he spent 2 years as a Researcher at the University of Minnesota.



Jonathan Sackner-Bernstein, MD – Chief Regulatory Officer: Prior to joining Pneumeric, Jonathan Sackner-Bernstein served as Chief Medical Officer and Board Member for various medical companies. Before those roles, he was a senior official at the United States Food and Drug Administration (FDA). While serving at the FDA, Sackner-Bernstein led a team that created the first two prototypes of what became the Breakthrough Therapy Designation Program and several similar outwardly looking programs. Additionally, he helped The Defense Advanced Research Projects Agency (DARPA) launch its Biological Technologies Office with its research program focused on medicine and biology, with an emphasis on neurosciences.



MICROVENTURES



Todd Wiltshire – CFO & Chief Investment Officer: Todd Wiltshire has over 30 years of experience in finance, including products and development, government affairs/public policy, and trading functions. He's worked at Morgan Stanley, UBS, and most recently spent 14 years in Fidelity Investments Capital Markets unit. Wiltshire earned an AD in Government and Law from Lafayette College and an MBA in Finance from Fordham University.



Sasha Gentling, CFA – EVP, Business Development: Prior to joining Pneumeric, Sasha Gentling served as Director of Investor Relations at a public medical device company. Before that role, she was an Investment Officer at Mayo Clinic where she oversaw external manager relationships and conducted comprehensive due diligence on new investments in public and private markets. Gentling holds a BA from Middlebury College and an MBA from Columbia Business School. Additionally, she is a current CFA charterholder.

Since inception, the company has raised $783,500 in convertible notes and $150,000 via a promissory note. The capital from most of these notes was received in early 2022 for use as operating capital. The specific terms for each convertible note, and promissory note, can be found in the "Capitalization & Ownership" section of the Form C.

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $1,200,000
Discount Rate: 20%
Valuation Cap: $9 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock at a price based on the lower of (A) a 20% discount to the price per share for preferred stock by investors in the qualified equity financing or (B) the price per share paid on a $9 million valuation cap. Please refer to the Crowd Note for a complete description of its terms, including the conversion provisions.



MicroVentures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,



- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] J. J. McPherson, D. S. Feigin, R. F. Bellamy, Prevalence of Tension Pneumothorax in Fatally Wounded Combat Casualties, J. Trauma Inj. Infect. Crit. Care 60, 573–578 (2006).

[ii] J. B. Holcomb, N. R. McMullin, L. Pearse, J. Caruso, C. E. Wade, L. Oetjen-Gerdes, H. R. Champion, M. Lawnick, W. Farr, S. Rodriguez, F. K. Butler, Causes of Death in U.S. Special Operations Forces in the Global War on Terrorism, Ann. Surg. 245, 986–991 (2007).

[iii] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7870512/

[iv] https://www.verywellhealth.com/pleural-cavity-function-conditions-

2249031#:~:text=The%20pleural%20cavity%20is%20the,expand%20and%20contract%20during%20resp
iration.

[v] https://europepmc.org/article/pmc/pmc7870512

[vi] https://www.expertmarketresearch.com/reports/emergency-medical-services-products-market

[vii] https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-
Reports/NationalHealthExpendData/NHE-Fact-
Sheet#:~:text=NHE%20grew%209.7%25%20to%20%244.1,16%20percent%20of%20total%20NHE.

[viii] https://www.nfpa.org/News-and-Research/Data-research-and-tools/Emergency-Responders/Fire-
department-calls

[ix] https://www.grandviewresearch.com/industry-analysis/us-emergency-medical-services-ems-products-
market

[x] https://www.firerescue1.com/fire-products/firefighter-accountability/articles/top-12-firefighter-facts-
ZNtSlYDCA0tbwJ2P/

[xi] PitchBook Data; Downloaded January 11th, 2022

[xii] https://buyhandh.com/collections/advanced-trauma/products/h-h-tension-pneumothorax-needle

[xiii] https://www.bioworld.com/articles/506163-safeguard-medical-acquires-hh-medical-corp?v=preview

[xiv] https://www.chinookmed.com/02228/spear-simplified-pneumothorax-emergency-air-release-
10g?source=froogle&gclid=CjwKCAjw9qiTBhBbEiwAp-GE0ZsxqIqGmIqBcwtvw2Yez9oiMbekmS8bw-
7ooWsqi4HzcKGf06Fo9xoCDk4QAvD_BwE

[xv] https://liveactionsafety.com/north-american-rescue-ars-for-needle-decompression-14g-x-3-
25/?sku=STZZ-



0056&gclid=Cj0KCQjwidSWBhDdARIsAIoTVb3wM6I8fiJYURWdRQcbMrFZD8VN69syn6OrhikgxcfdEq8yLd mD7KcaApcrEALw_wcB

xvi https://integratedmc.com/pages/about-us

xvii https://integratedmc.com/products/2nd-rib-needle-chest-decompression-14g-x-3-25?currency=USD&utm_medium=cpc&utm_source=google&utm_campaign=Google%20Shopping&gclid =Cj0KCQjw4uaUBhC8ARIsANUuDjVy9zYwRVpY4iPSI5nSetECDoMi2yhjurp2A0BAGEfnWl5S6cgaxy8aAsKU EALw_wcB

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Pneumeric, Inc.
823 4th Street SW
Rochester, MN 55902

Ladies and Gentlemen:

The undersigned understands that Pneumeric, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,200,000 of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C, dated September 23, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as

amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on February 27, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other

equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**
   i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder,

and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) **Information Concerning the Company.**

i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this

Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c)   **No Guaranty.**
The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.**

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

    a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or

on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	823 4th Street SW Rochester, MN 55902 E-mail: todd.wiltshire@pneumeric-medical.com Attention: Todd Wiltshire
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company

upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity

By_____
Name:
Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Pneumeric, Inc.

By_____
Name: Todd Wiltshire
Title: Chief Financial Officer

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Pneumeric, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Pneumeric, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $9 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is February 27, 2023.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or

acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the

shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,200,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. **"Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

i.   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire

Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding,

claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of

and be binding upon the respective successors and assigns of the parties hereto; _provided, however,_ that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g.   **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h.   **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i.   **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j.   **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a.   **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific

case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



PNEUMERIC, INC.

CAPNOSPOT- A Novel Visual Detection Device Product for Thoracostomy

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Pneumeric, Inc.

- Medical device company aimed at improving care in military and civilian trauma for those affected by pneumothorax, also known as collapsed lung

- Mission – "Save soldiers and civilian lives from traumatic injuries that kill."

The Clinical Problem - Pneumothorax

- Pneumothorax - a **collapsed lung,** air leaks into the space between lung and the chest wall (the pleural space)[i]

- A collapsed lung is **air under pressure** -- air cannot leave the pleural space[ii]

- Pressure build-up can compress and lead to blood vessels that carry blood to the heart, causing cardiac arrest within minutes

- 30% of preventable combat mortalities die from collapsed lung [iii, iv]

4

Emergency Medicine Market Opportunity



- Market is directed towards military and EMS and fire department services worldwide

- Projected CAGR of **+7.2%** through 2025, driven by demand for emergency care[v]

- Most of these current products need to be stockpiled for disaster response, are disposable, and expire[vi]

Source: *Grand View Research* (U.S. Emergency Medical Services Products Market Report, 2018-2025 (grandviewresearch.com):

Addressable Market (Total Addressable Market)

	US	US Total Units	EU	EU Total Units	Total Market
Fire Trucks (5 units each)*	371,667	1,858,335	635,195	3,175,975	5,034,310
Active-Duty Combat Military (1)	130,000	130,000	60,000	60,000	190,000
Ground Ambulance Vehicles (5)	48,374	241,870	32,400	162,000	403,870
Air Ambulances (5)	800	4,000	1,252	6,260	10,260
Emergency Rooms (5)	5,200	26,000	8,141	40,705	66,705
Commercial Aircraft (5)	7,600	38,000	6,700	33,500	71,500
	563,641	2,298,205	743,688	3,478,440	5,776,645

*See addressable market assumptions appendix in spreadsheet

Decompression is the standard of care and often fails

- Used in pre-hospital and hospital cases where a collapsed lung is suspected

- Thoracostomy catheter decompresses air in the thoracic cavity -- *"Wait… did it work?"*

  - Current standard -- Listen for a "gush of air" and/or feel for a "pop" or "sudden decrease in resistance"

  - We believe chaotic nature of trauma can cause current standard to be less effective

- **Needle Thoracostomy failure rate of 20-50%**[vi, vii, viii]

Pneumeric Capnospot©
Visual Detection Device



- **Has potential to become the standard of care**

- Binary "yes" or "no" removes operator subjectivity

- Lightweight, portable, real-time confirmatory color change of decompression

- Designed and developed at Mayo Clinic



How it works

- **Rapid, efficient, visual detection of needle placement using Colorimetric Capnography**

- Capnography (Ph paper) is applicable to detection of CO_2

- The collapsed lung is comprised of expired air. This air contains CO_2. This alters the acidity of the gas.

- "Litmus paper" - like visualization detects the presence of CO_2

- Lightweight, portable = <u>fits</u> the environment
  - Ultrasound; bubbles = <u>doesn't fit</u> the environment, bulky equipment, operator dependent
  - Aspiration = Unreliable, operator dependent



Business Model

- The current standard of care to prevent deaths from collapsed lung is to therapeutically decompress the thorax with a needle and listen for an audible gush of air.
- A simple medical device to assure therapeutic decompression could help solve this clinical problem. This can be detected by exploiting the differences between the gas in the pneumothorax and room air. A major difference is the pneumothorax air contains CO_2 which alters the Ph.
- The Capnospot© leverages this technology. It is intuitive to the end user and inexpensive to manufacture, is protected intellectually and can command a premium from a pricing standpoint, is disposable, and expires.
- The Capnospot© needs to be stockpiled for use. Using established distribution partnerships and channels for both military and civilian sales may provide a straightforward path to commercial distribution.

Current Status of Pneumeric Inc.

- **July 2021 formed as a U.S. Delaware C corporation**
- Exclusive patent license with Mayo Clinic signed **July 2021**
- Contract manufacturer partnership established **September 2021**
- FDA 513g submitted (pending FDA review)

Development Timeline



-2 Months

- Corporate formation completed
- Mayo license completed
- Military approach
- Finalize contract manufacturing
- FDA 513g submission

Now

- KOL engagement
- Marketing Plan
- Seed funding
- Manufacturing design and tooling
- SBIR Phase II Submission

6-8 Months

- Initial scale manufacturing
- Active Marketing
- Early commercialization
- Distribution and Strategic Partnerships
- Series A
- FDA registration

1 Year

- Manufacturing at Scale
- Increased Marketing
- Volume sales

12

Marketing Plan

- **US and EU civilian Market – Hospital, EMS, and Fire departments**
- **Clarion and 2Health** – Engaged partners to connect Capnospot to distributors, and EMS/Fire customers. Maximize brand awareness and product market fit through digital and print marketing
- **Webcasts** - showcase customer testimonials, and explain product differentiators.
- **FDI Conference** – Thousands of buyers and decision makers in multiple market segments for exposure
- **Website and Journal outreach** - Promoted in JEMS eNewsletter readership with 38,000 purchasing decision makers and email outreach of 10,000 persons
- **Social Media outreach** – Lead and demand generation to 750,000 firefighters and EMS decision makers
- **Military Market** – Department of Defense, combat, and medical personnel.
- In addition to being reached with the above approaches. Respected GSA device distributors, influence early government adopters, and motivate practice and decision makers to be standard of care in military environments

Sales Strategy

Direct Retail/Wholesale Civilian to Hospital/EMS

- Two sales representatives supervised by sales director
- East (US), West (US)

Strategic Partnerships

- Quick Tube Medical - Distributes bundled chest tube kits
- Accesses large government contracts and accounts

Intellectual Property

- **Two Issued U.S. Utility Patents licensed by Mayo Clinic to Pneumeric**
- **US 10,842,920 B2** - Qualitatively detects CO_2 after chest decompression.
- https://patentimages.storage.googleapis.com/5e/26/b9/e73848af074946/US10842920.pdf
- **US 10,335,524 B2** - Covers the system for quantitative measurement of CO_2 and pressure of gas coming out of the chest.
- https://patentimages.storage.googleapis.com/70/4b/e2/e27a689aee619e/US10335524.pdf
- **PCT/US2015/064776** – Covers U.S. patents in ports of trade
- https://patentscope.wipo.int/search/en/detail.jsf?docId=WO2016094548





US010842920B2

(12) **United States Patent**
Aho et al.

(10) **Patent No.: US 10,842,920 B2**
(45) **Date of Patent: Nov. 24, 2020**

US010335524B2

(12) **United States Patent**
Aho et al.

(10) **Patent No.: US 10,335,524 B2**
(45) **Date of Patent: Jul. 2, 2019**

15

Team Biographies



- **John Aho MD, PhD – CEO & Chief Medical Officer –** Inventor. General Trauma Surgeon and Engineer. 20+ patents and 90+ manuscripts in medical devices and clinical reduction to practice in particular in the trauma space. KOL in pneumothorax and care.



- **Jonathan Sackner-Bernstein, MD – Chief Regulatory Officer**- formerly a senior official at the United States Food and Drug Administration, While serving at the FDA, he led the team that created the first two prototypes of what became the Breakthrough Therapy Designation program and several similar outwardly looking programs. Sackner-Bernstein helped DARPA launch its Biological Technologies Office with its research program focused on medicine and biology, with its emphasis on neurosciences.



- **Todd Wiltshire - CFO & Chief Investment Officer**- Over thirty years of experience in finance, including product and business development, government affairs/public policy, and trading functions. He has worked at Morgan Stanley, UBS, and most recently spent 14 years in Fidelity Investments Capital Markets unit as VP of Securities Finance / Prime Brokerage. Todd earned an AB in Government and Law from Lafayette College and an MBA in Finance from Fordham University.



- **Legal Team** – Founded in Minneapolis in 1948, Fredrikson & Byron, P.A. is a full-service law firm with more than 300 attorneys serving clients in over 50 practice and industry areas. The firm is headquartered in Minneapolis, MN, and has other offices in the region as well as in Shanghai, China and Saltillo, Mexico.



- **IP Legal Team** - Fish & Richardson P.C. is a global patent, intellectual property litigation, and commercial litigation law firm with more than 400 attorneys and technology specialists across the U.S. and Europe

- **Accounting** – Eide Bailly. Founded in 1917. Top 25 CPA and consulting firm. 40 offices in 14 states.



- **Manufacturing** - Naglreiter MDDO (Miramar, FL)

16



PNEUMERIC

CAPNOSPOT

Thank You

Sources

i. https://www.mayoclinic.org/diseases-conditions/pneumothorax/symptoms-causes/syc-20350367#:~:text=A%20pneumothorax%20(noo%2Dmoe%2D,a%20portion%20of%20the%20lung.

ii. https://www.sciencedirect.com/topics/medicine-and-dentistry/tension-pneumothorax#:~:text=A%20tension%20pneumothorax%20is%20a,lung%20into%20the%20pleural%20space.

iii. J. J. McPherson, D. S. Feigin, R. F. Bellamy, Prevalence of Tension Pneumothorax in Fatally Wounded Combat Casualties, J. Trauma Inj. Infect. Crit. Care 60, 573–578 (2006).

iv. J. B. Holcomb, N. R. McMullin, L. Pearse, J. Caruso, C. E. Wade, L. Oetjen-Gerdes, H. R. Champion, M. Lawnick, W. Farr, S. Rodriguez, F. K. Butler, Causes of Death in U.S. Special Operations Forces in the Global War on Terrorism, Ann. Surg. 245, 986–991 (2007).

v. https://www.grandviewresearch.com/industry-analysis/us-emergency-medical-services-ems-products-market

vi. https://www.phe.gov/about/sns/Pages/sustaining.aspx

vii. J. M. Aho, C. A. Thiels, M. M. El Khatib, D. S. Ubl, D. V Laan, K. S. Berns, E. B. Habermann, S. P. Zietlow, M. D. Zielinski, Needle thoracostomy: Clinical effectiveness is improved using a longer angiocatheter., J. Trauma Acute Care Surg. 80, 272–7 (2016).

viii. D. V Laan, T. D. N. Vu, C. A. Thiels, T. K. Pandian, H. J. Schiller, M. H. Murad, J. M. Aho, Chest wall thickness and decompression failure: A systematic review and meta-analysis comparing anatomic locations in needle thoracostomy., Injury 47, 797–804 (2016).

ix. Naik ND, Hernandez MC, Anderson JR, Ross EK, Zielinski MD, Aho JM. Needle decompression of tension pneumothorax with colorimetric capnography. Chest. 2017;152:1015–20. - DOI

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.